IVY FUNDS DISTRIBUTOR, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

(In thousands, except number of shares)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2014	100	$ —	338,950	(290,896)	(1,295)	46,759
Net loss	—	—	—	(22,882)	—	(22,882)
Capital contribution from parent – cash	—	—	10,000	—	—	10,000
Excess tax benefits from share-based payment arrangements	—	—	353	—	—	353
Pension and postretirement benefits	—	—	—	—	(154)	(154)
Balance at December 31, 2015	100	$ —	349,303	(313,778)	(1,449)	34,076

See accompanying notes to financial statements.